                                                                    EXHIBIT 99.1


INITIAL DRILL RESULTS ON VENEZUELAN PROJECT EXCEED EXPECTATIONS

DENVER, COLORADO, JUNE 26, 1997 -- Vista Gold is pleased to announce the results from the first 19 diamond drill core holes completed on the Guariche gold project, Bolivar State, Venezuela. A total of 45 holes totaling 5,386 meters have been completed, but sample assays have not yet been received on the remaining 26 holes. This activity is part of a program designed to prove a minimum of 500,000 ounces of mineable gold reserves, prior to the Company exercising its option to acquire the property.

                          GUARICHE PROJECT - VENEZUELA


Hole Number          From (m)                 To (m)         Width (m)     Grade g/t*
-----------          --------                 ------         ---------     ----------
    21                  31                      94              63            5.29
    22                  18                      48              30            1.57
    23          No Significant Assays
    24                 109                     155              46            2.17
    and                164                     187              23            1.30
    25                   0                      78              78            2.73
    26                   0                      64              64            6.84
    27                   0                      24              24            1.14
    and                 38                      58              20            1.64


    28                   0                      97              97            1.64
    29          No Significant Assays
    30                   0                      57              57            2.52
    31          No Significant Assays
    32                  32                      37               5            3.75
    33          No Significant Assays

    34                  21                      24               3            9.03
    35                   0                       9               9            2.51
    37                  21                      49              28            3.70
    38                 105                     114               9            4.92
    39                 152                     224              72            1.87

   * Grades above 30 grams per tonne have been cut to 30 grams per  tonne in determining averages.


The program is focused on five zones identified in previous work, by diamond drilling, trenching and shallow auger sampling undertaken, by L.B. Mining Co. and Homestake Mining Co. The zones are of varying dimensions and are contained within a 1,000 meter by 700 meter area. The results


                                     #####
show that the mineralization is deeper in two zones than originally expected (200 meters and 95 meters versus 75 meters). Currently, the drilling has been halted pending the return of the additional assay results so new drill sites can be selected and prepared. Future phases of drilling will include both vertical and angle drilling to further evaluate the existing zones and follow up on four additional targets identified during previous programs.

In June 1996, Vista entered into an option agreement to acquire the property
from L.B. Mining Co.   In March 1997, L.B. Mining Co.  received the necessary
clearances from Venezuelan authorities and in April 1997, Vista commenced drilling. Prior to entering into the option agreement with L.B. Mining, Vista estimated a resource of 7.8 million tonnes at 2.1 grams per tonne (570,000 ounces) with substantial upside potential on the property. Preliminary engineering analysis carried out by Vista at the same time indicated the deposit could be developed for a $40 million capital investment with estimated production of 75,000 to 100,000 ounces of gold per year at an estimated cash cost of approximately $180 per ounce.

Michael B. Richings, President and CEO of Vista Gold Corp. said, "We are very pleased with the results so far, and the grade of the samples is better than expected -- if similar results are obtained during the remainder of the program, then there is little doubt that we will have an economic mine development consistent with the prefeasibility study." L.B. Mining Co. has informed Vista that it is in the final stages of receiving the vein mining titles, which will signify the start of the five-month option period. "As soon as the titles are received, we will proceed with engineering and environmental studies leading to permitting and a bankable feasibility study," said Mr. Richings.

                                     #####

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.